UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2023

Commission File Number: 001-40451

DLocal Limited

(Exact name of registrant as specified in its charter)

Dr. Luis Bonavita 1294

Montevideo

Uruguay 11300

+1 (424) 392-7437

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐ No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐ No ☒

SIGNATURE

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

DLocal Limited
By:	/s/ Diego Cabrera Canay
	Name:	Diego Cabrera Canay
	Title:	Chief Financial Officer

Date: October 13, 2023

EXHIBITS
99.1	DLocal Limited – Notice of 2023 Annual General Meeting of Shareholders
99.2	DLocal Limited – Proxy Statement
99.3	DLocal Limited – Form of Proxy Card